Exhibit A-12

(Unaudited)

Nicor Energy Ventures Company

Consolidating Statement of Retained Earnings

For The Year Ended December 31, 2004

(Millions)

	Nicor Energy Ventures Company	Nicor Energy Services Company (a)	Nicor Enerchange L.L.C.	Nicor Energy Management Services Company	Nicor Technologies Inc.	Nicor Energy Solutions Inc.	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$10.5	$2.8	$6.4	$(4.7)	$(0.1)	$(2.8)	$(1.8)	$10.3
Net income (loss)	6.5	2.4	4.0	—	0.1	(0.1)	(6.3)	6.6
Dividends declared	(3.0)	—	—	—	—	—	—	(3.0)

Balance at end of year	$14.0	$5.2	$10.4	$(4.7)	$—	$(2.9)	$(8.1)	$13.9

(a)	From Nicor Energy Services consolidated column on Exhibit A-15.